Exhibit 99.1

AMARC ACQUIRES 100% OF JOY COPPER-GOLD PROJECT, BC

December 9, 2019 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces that it has amended its option agreement with Gold Fields Toodoggone Exploration Corporation (“GFTEC”) to purchase its 51% interest in the PINE property (the “Property”) (see Amarc news release August 29, 2017). Amarc will now hold a 100% interest in the PINE mineral claims having completed the purchase of Cascadero Copper Corporation’s 49% interest in the Property last year (see Amarc MD&A December 31, 2018). The PINE tenure forms an important part of the overall JOY Project, and has been a primary focus of exploration activities. It hosts both the Pine and Mex copper-gold deposits as outlined by historical estimates based on 58 and 19 drill holes, respectively.

Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 Property by issuing to GFTEC 5,000,000 common shares of the Company. The issuance of a further 2,000,000 common shares of the Company to GFTEC is only contingent on certain expenditures levels being attained in the future, however, there is no obligation to complete any additional work.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the Property and a 1% net smelter returns royalty (“NSR”) on the balance of the claims. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares.

The JOY Project covers the northern extension of the prolific Kemess porphyry gold-copper district. Members of the Amarc team are credited with being the first to recognize the Kemess district’s true potential, having discovered and developed the Kemess South deposit to feasibility when the company that held the Kemess project at that time was taken over for $170 million. Extensive airborne and ground exploration surveys completed by Amarc over the JOY Project, along with the compilation of thousands of geochemical and geophysical survey data points from previous operators, have delineated multiple, high potential, porphyry gold-copper deposit targets. Multiple drill holes are required for the initial testing of each target area. Amarc is considering partnering the JOY Project.

The amendment to the GFTEC option agreement is subject to TSX Venture Exchange approval.

In addition, in November 2019 the Company entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, located internal to the JOY tenure, for a direct acquisition cost of $5,000. The claim is subject to a 1% NSR royalty that is capped at $0.5 million payable from commercial production.

In other news, the Company announces that it has now resolved a repayment default under an existing $1 million loan made in 2014 by entering into a Loan Agreement, dated December 4, 2019 (the “Loan”) with the lender who is a director and significant shareholder of the Company (the "Lender"). The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable after five years or earlier on the occurrence of a default or on achievement of financing milestones. In connection with the Loan, Amarc will issue to the Lender a loan bonus in the form of 16 million warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc for five years at a price of $0.05 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper deposit projects located in different, prolific porphyry districts in southern, central and northern BC, respectively. Each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located – including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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